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                     August 21, 2023

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York , New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction